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J&J Pizza

Washington, DC 20002
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Early Investor Bonus: The investment multiple is increased to 1.9× for the next $200,000 invested.
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THE PITCH
J&J Pizza is seeking investment to purchase equipment and begin a robust advertising campaign.
First LocationLease Secured
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INVESTOR PERKS

J&J Pizza is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

J&J Branded T-shirt
Invest $500 or more to qualify. Unlimited available
J&J Hoodie
Invest $6,000 or more to qualify. Unlimited available
Show more
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OUR STORY

J&J Pizza is the newest and best pizza in DC, coming soon to Union Market.

An exciting collaborative project between some big names in the DMV restaurant scene, J&J offers a dynamic and delicious menu of New York style pizza, pizza by the slice, and wings that blow away anything you'll find at any chain restaurant.
Located in a shiny, brand new space in DC's hottest neighborhood, J&J will offer expertly crafted pizza within a 90 seat (+30 outdoor) restaurant and taproom shared with Crooked Run Fermentation, one of the DMV's star breweries.
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THE TEAM
Julian Addison

Julian Addison has been working alongside his older brother Gerald, head chef and owner of Grazie Nonna, making some of the best pizzas in the city and cranking out over 1400 pies a week.

The student has, in Gerald's own words, surpassed the master, and Julian will be bringing his knowledge and personal flair to the menu as well as a dedication to consistent quality. Pizza cannot be great if it isn't 100% reliable, and Julian will be present to ensure the kitchen team is putting out the best representation of the menu.

Julian is also an avid craft beer fan and enjoys visiting breweries in his spare time. In addition to the regular menu, he is beyond excited to create some amazing specialty pies to pair with special beer releases, like an Oktoberfest-themed pizza or elote pizza for Cinco De Mayo to pair with Mexican lager.

Jake Endres & Lee Rogan
Co-Owners

Jake Endres and Lee Rogan: Co-owners of Crooked Run Fermentation, Daybreak Kitchen & Biscuit Co, Nectar Cocktail Bar. Jake and Lee have over a decade in craft beer and hospitality, and four years of restaurant management experience. The pair started Crooked Run with money raised via Kickstarter at age 26, and took crowdsourced funds of less than a used Camry and turned it into a business with a combined revenue of over $3 million a year.

Jake has also experimented for years with home pizza making, and has already demonstrated ample ability to turn his passion for homebrewing into a booming business. He brings a natural talent for marketing and reading the pulse, and will handle both kitchen operations and growing the brand into a name to be reckoned with.

Lee Rogan, formerly one of the youngest project managers for Balfour Beatty Construction, left to found Crooked Run ten years ago. Since then, he's overseen four different start-ups, handling construction, logistics and operations in a company that has grown to 50 employees. Lee's attention to detail and meticulous planning will ensure the business is handled well, from opening to growing and building additional locations in the DMV.

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MENU

J&J will offer a fun menu of whole pies, pizza by the slice, wings, and other shareables that is easy to grasp, but also creative and playful.

The pizza is NY style, made with a 48 hour cold-fermented dough, with a thin crust that is both crispy and has a satisfying chew.
The ingredients are sourced from all the best purveyors in the biz--you know what they say, "better ingredients, better pizza?" It's true.
Order a whole specialty pie or keep it simple with a slice of pepperoni and sausage and pepper. Classic pizza toppings are available alongside more outside-the-box pizzas like creamed kale (to die for) and jalapeno Hawaiian.
The menu also offers up wings in a variety of sauces and dry rubs, as well as other shareables. Nothing is more classic than pizza and beer except pizza and wings, and our hot wings go from traditional Buffalo to sweet and spicy offerings like mango habanero.
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LOCATION

The Union Market neighborhood is already on everyone's radar, with international restaurant superstars like Keith Mcnally and Stephen Starr opening up new spots in Union Market within the year. What the neighborhood doesn't have is a great New York style pizza or join, or many inexpensive dining opitons. We aim to offer both with J&J.

The neighborhood's existing pizzerias are either highly specialized and unavailable for delivery (Stellina with Neapolitan pizza) or offer pizza not as the main attraction (Bidwell).
J&J has a guaranteed opening date of February 2024, and will be there early enough to catch the wave and achieve popularity and a loyal customer base before any new entries.
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INTENDED USE OF FUNDS

Our target is to raise $200k-$300k which will give us the financial support we need to streamline operations and build the brand

Initial Equipment Purchase (Oven, Mixer, Flatware)
Working Capital
Equipment purchase for a second location
Branding/ Advertising: Printed Materials, Product Giveaways, Digital Ads, Deliver App Promotions
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DECEMBER 2023
Capital Raise
FEBRUARY 2024
Projected Opening

SECOND HALF OF 2025
Projected Opening of Second Location

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment Purchase $60,000
Advertising $46,000
Operating Capital $80,500
Mainvest Compensation $13,500
Total $200,000
Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $624,000 $1,400,000 $1,500,000 $1,800,000 $2,000,000

EXPENSES

Cogs & Operating Expenses $595,000 $1,260,000 $1,340,000 $1,584,000 $1,760,000

Operating Profit $29,000 $140,000 $160,000 $216,000 $240,000

This information is provided by J&J Pizza. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

J&J Pizza - Deck.pdf

Investment Round Status

Target Raise $200,000

Maximum Raise $400,000

Amount Invested $0

Investors 0

Investment Round Ends February 16th, 2024

Summary of Terms

Legal Business Name J&J Pizza, llc

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $200,000 invested

1.9×

Investment Multiple 1.6×

Business's Revenue Share 3%-6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2032

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the J&J Pizza's fundraising. However, J&J Pizza may require additional funds from alternate sources at a later date.

Financial liquidity

J&J Pizza has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. J&J Pizza expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Forecasted milestones

J&J Pizza forecasts the following milestones:

Secure lease in Washington, DC by Jan 1, 2024.

Hire for the following positions by January 2024: location 1 kitchen team

Achieve $624,000 revenue per year by 2025.

Achieve $140,000 profit per year by 2026.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of J&J Pizza to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

J&J Pizza operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. J&J Pizza competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from J&J Pizza's core business or the inability to compete successfully against the with other competitors could negatively affect J&J Pizza's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in J&J Pizza's management or vote on and/or influence any managerial decisions regarding J&J Pizza. Furthermore, if the founders or other key personnel of J&J Pizza were to leave J&J Pizza or become unable to work, J&J Pizza (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which J&J Pizza and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, J&J Pizza is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

J&J Pizza might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If J&J Pizza is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt J&J Pizza

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect J&J Pizza's financial performance or ability to continue to operate. In the event J&J Pizza ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither J&J Pizza nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

J&J Pizza will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and J&J Pizza is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although J&J Pizza will carry some insurance, J&J Pizza may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, J&J Pizza could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect J&J Pizza's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of J&J Pizza's management will coincide: you both want J&J Pizza to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want J&J Pizza to act conservative to make sure they are best equipped to repay the Note obligations, while J&J Pizza might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If J&J Pizza needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with J&J Pizza or management), which is responsible for monitoring J&J Pizza's compliance with the law. J&J Pizza will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if J&J Pizza is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if J&J Pizza fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of J&J Pizza, and the revenue of J&J Pizza can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of J&J Pizza to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

J&J Pizza is a newly established entity and has no history for prospective investors to consider.

This information is provided by J&J Pizza. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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